SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934

                       (Amendment No. 41)

                   THE NOSTALGIA NETWORK, INC.
                        (Name of Issuer)


                  Common Stock, $.04 par value
                 (Title of Class of Securities)

                           669 752107
                         (CUSIP Number)

                    Dong Moon Joo, President
                  Concept Communications, Inc.
                 650 Massachusetts Avenue, N.W.
                     Washington, D.C.  20001
                         (202) 789-2124
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5612
                         (202) 452-8600

                         March 12, 1997
              (Date of Event which Requires Filing
                       of this Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

                 (Continued on following pages)

                      (Page 1 of 13 Pages)

CUSIP No.  669 752107                          Page 2 of 13 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                          Page 3 of 13 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000 shares

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                          Page 4 of 13 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                  0 shares
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                    0 shares

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

     This Amendment No. 41 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following thereto:

     The funds for the $2,000,000 Communications loaned to the Issuer on March 12, 1997 was obtained by Communications from Atlantic Video pursuant to the Communications/AVI Promissory note and the Restated Security Agreement.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.   Proceeds of the Transaction.

     Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

     On March 12, 1997, Communications loaned the Issuer $2 million, and the Issuer delivered to Communications a promissory note in like amount (the "March 1997 Promissory Note"). The March 1997 Promissory Note, delivered in principal amount of $2 million, is payable on February 1, 1998 at an annual interest rate equal to the Prime Rate, as published in the Wall Street Journal on March 12, 1997. The March 1997 Promissory Note is secured by a security interest in the collateral described in, and upon the same terms as set forth in, the Security Agreement.

     The foregoing description of the March 1997 Promissory Note is qualified in its entirety by the text of the March 1997
Promissory Note which is attached hereto as Exhibit 41.1 and is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment
No. 41.

Item 7.   Items to be Filed as Exhibits

Exhibit   Description

41.1      Promissory Note dated March 12, 1997 made by The
          Nostalgia Network, Inc. to Crown Communications
          Corporation in the principal amount of $2,000,000

                           SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  March 19, 1997


                           CONCEPT COMMUNICATIONS, INC.


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN CAPITAL CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President

                               EXHIBIT INDEX

Exhibit   Description                                       Page

41.1      Promissory Note dated March 12, 1997 made by The      9
          Nostalgia Network, Inc. to Crown Communications
          Corporation in the principal amount of $2,000,000